NanoMed Tracking, Inc.
Balance Sheet
(Unaudited)

	June 30, 2021
ASSETS	
Cash	$ 9,750
Total current assets	9,750
Total assets	$ 9,750
LIABILITIES AND SHAREHOLDERS' EQUITY	
Total current liabilities	-
Commitments and contingencies	-
Common stock, par value $0.001; 10,000,000 shares authorized, 9,750,000 issued and outstanding	9,750
Paid-in-capital	-
Retained earnings	-
Total shareholders' equity	9,750
Total liabilities and shareholders' equity	$ 9,750